UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On May 6, 2024, ZK International Group Co., Ltd. (the “Company”) issued a press release entitled “ZK International Group Co., Ltd. Granted Exception by Nasdaq Staff Regarding Form 20-F Filing”. A copy of the press release is furnished herewith as Exhibit 99.1.

On May 7, 2024, the Company issued a press release entitled “ZK International Group Co., Ltd. and The CF Opportunity Fund Successfully Closes $5 Million Financing Priced at $1.59 per Share”. A copy of the press release is furnished herewith as Exhibit 99.2.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press release - ZK International Granted Exception By Nasdaq Staff Regarding Form 20-F Filing, dated May 6, 2024

99.2	Press release - ZK International and the CF Opportunity Fund Successfully Closes $5 Million Financing, dated May 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board